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June 3, 2005	JODIE M. BOURDET (415) 693-2054 jbourdet@cooley.com
Via EDGAR and Federal Express

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	SBE, Inc. Preliminary Proxy Statement on Schedule 14A filed May 5, 2005 (File No. 000-08419) Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2004 (File No. 000-08419)

Dear Ms. Jacobs, Mr. Youngwood and Ms. Walsh:

Our client, SBE, Inc. (the “Company”), is today electronically transmitting for filing under the Securities Exchange Act of 1934, as amended, a preliminary proxy statement on Schedule 14A (File No. 000-08419). This preliminary proxy statement (the “Revised Proxy Statement”) is a revised version of the preliminary proxy statement filed by the Company on May 5, 2005 (the “Original Proxy Statement”). We are providing to you in hard copy form a copy of the Revised Proxy Statement marked to show changes from the Original Proxy Statement.

The Revised Proxy Statement is being filed in response to your letter dated May 26, 2005, setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Original Proxy Statement and the Company’s most recent Annual Report on Form 10-K (the “Comment Letter”). This letter, which has also been filed electronically with the Securities and Exchange Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Preliminary Proxy Statement filed May 5, 2005

Pro Forma Unaudited Financial Statements

1.
Comment: Refer to your unaudited pro forma consolidated balance sheet as of January 31, 2005. Explain why it is appropriate to assume the acquisition was completed on November 1, 2003. Pro forma adjustments related to the pro forma statements of financial condition should be computed assuming the transaction was consummated at the end of the most recent period for which the statement of financial condition is presented. Refer to Article 11-02(b)(6) of Regulation S-X.

Response: The pro forma financial statements contained in the Revised Proxy Statement have been updated to reflect a balance sheet as of April 30, 2005 and an interim statement of operations for the six months ended April 30, 2005, the most recent interim period completed by the Company. Pursuant to Regulation S-X Rule 11-02, the adjustments to pro forma balance sheet contained in the Revised Proxy Statement assume the transaction was consummated on April 30, 2005, which is the end of the most recent period for which financial statements are presented.

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 3, 2005
Page Two

2.
Comment: Refer to pro forma adjustments (a) and (f) to your unaudited pro forma consolidated balance sheet as of January 31, 2005. Supplementally provide us with your calculation of the net cash received from the private placement included in these adjustments Based on disclosure throughout your filing, it appears that the proceeds from the offering are estimated to be $5,150,000.

Response: The Company wishes to supplementally advise the Staff that the net cash anticipated by the Company to be received from the private placement is $4,800,000, which is $5,150,000 net of estimated transaction expenses of $350,000. The transaction expenses include legal, accounting, SEC filing fees, Nasdaq listing fees, printing and other fees and costs associated with completing the merger and financing transactions. The pro forma financial statements contained in the Revised Proxy Statement reflect estimated net cash from the private placement to be $4,800,000.

3.
Comment: We note from disclosures throughout your filing that in addition to the issuance of 2,561,050 shares of SBE common stock, you have agreed to issue 2,038,950 options to purchase shares of SBE common stock to replace the options to purchase shares of PyX. Supplementally provide us with the basis for each of the assumptions used in your calculation of the purchase price for the acquisition of PyX Technologies, Inc. Tell us how the issuance of the SBE stock options was considered in your purchase price calculation. Refer to EITF 99-12 and FIN 44. Also indicate how you considered the stock options in your adjustments to the pro forma financial statements.

Response: Pursuant to EITF 99-12, the purchase price for the acquisition of PyX Technologies used in the pro forma financials assumed the deal value should be based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The Company’s average closing stock price over beginning five trading days prior to and ending five trading days after the date the merger agreement was signed, March 28, 2005, was $3.09. The Revised Proxy Statement has been updated to reflect a transaction value of $7,913,645, which is the product of $3.09 and 2,561,050, the number of shares to be issued to the PyX shareholders in the transaction.

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 3, 2005
Page Three

The Company does not consider the stock options to be assumed to be part of the purchase price calculation because all of such options will be unvested until February 2006, at which 25% of the shares subject to such options will vest assuming the optionees continue in the employment of the Company at such date. The remainder of such options will vest over three years in equal monthly increments ending in February 2009. Pursuant to FIN 44 paragraph 85, entitled Unvested Options, to the extent that service is required subsequent to the consummation date of the acquisition in order to vest in the replacement awards, a portion of the intrinsic value of the unvested awards must be allocated to unearned compensation and recognized as compensation cost over the remaining future vesting period. The amount allocated to unearned compensation cost must be based on the portion of the intrinsic value at the consummation date related to the future vesting period.  Because 100% of the intrinsic value at the consummation date will be related to the future vesting period, none of the intrinsic value of the options should be included in the calculation of purchase price.

Form 10-K: For the Fiscal Year Ended October 31, 2004

Note 1. Summary of Significant Accounting Policies - Refundable Deposit

4.
Comment: Tell us why Hewlett Packard (HP) agreed to forfeit the deposit amount of $4,420,000 in the supply agreement restructured on October 30, 2002 considering that the original terms of the purchase agreement called for these amounts to be refunded based on delivery milestones. In addition, explain how you considered the guidance in SAB Topic 13(A)(3)(f) in your recognition of the forfeited deposit during 2002. Tell us what consideration you received for the products shipped to HP in the first two quarters of 2003. Furthermore, describe your other future delivery obligations to HP and the related consideration to be received from HP under the restructured supply agreement. Also describe the terms of the services agreement that was to be in place by December 31, 2002.

Response: The Company and Compaq Computer Corporation (“Compaq”) signed a product supply agreement on April 3, 1991 that stipulated that Compaq would purchase a total of 13,350 units of various Company board-level controller products. As part of this agreement, Compaq paid the Company a refundable deposit totaling $4,870,000 to be refunded to Compaq as follows:

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 3, 2005
Page Four

1.	$487,000 when a total of 2,400 units have been shipped; plus
2.	$974,000 when a total of 4,800 units have been shipped; plus
3.	$974,000 when a total of 6,400 units have been shipped; plus
4.	$487,000 when a total of 8,000 units have been shipped; plus
5.	$487,000 when a total of 10,000 units have been shipped; plus
6.	a final payment of $1,461,000 when a total of 13,350 units have been shipped.

Under the agreement, if Compaq chose to terminate the contract prior to reaching any of the refund milestones, the Company was required to refund to Compaq $300 for each unit actually shipped and Compaq was required to forfeit the remaining deposit to the Company.

On October 28, 2002, HP (as successor to Compaq) terminated the contract because it determined that it would not purchase the 13,350 units originally anticipated and negotiated the following termination terms with the Company:

1.	HP agreed to a issue a non-cancelable purchase order by October 28, 2002 to purchase 562 units of the Company’s VCOM products for approximately $1,600,000;
2.	The Company agreed to issue a $447,000 credit against the $1,600,000 shipments of VCOM products to HP on February 1, 2003;
3.	HP agreed to forfeit the remaining $4,423,000 deposit to the Company;
4.
The Company and HP agreed to negotiate, in good faith, for a Repair and Refurbishment Services Agreement relating to products purchased by HP, such Repaid and Refurbishment Services Agreement to be in place by December 31, 2002; and

5.
The Company agreed to retain sufficient spare parts to service the purchased products through the later of October 31, 2005 and as long as the Repair and Refurbishment Services Agreement remained in effect.

HP issued a non-cancelable purchase order to purchase 562 units of the Company’s VCOM products on October 28, 2002 and the termination terms described above were embodied in an agreement executed by the Company and HP on October 30, 2002. The Company shipped 562 units of VCOM products to HP in the Company’s first fiscal quarter of 2003 (ended January 31, 2003) and HP paid the Company approximately $1.6 million for those units. Accordingly, the Company credited HP $447,000 on February 1, 2003, in accordance with the termination arrangement.

On April 28, 2003, the Company and HP signed a Repair and Refurbishment Services Agreement (“Services Agreement”) with the following terms:

1.	The Services Agreement became effective May 1, 2003 for a one-year term to be renewed annually. Either party can terminate the Services Agreement at the renewal date with 60 days written notice.
2.	HP agreed to pay the Company an annual fee of $135,000;
3.	The Company agreed to maintain spare parts inventory necessary to repair or refurbish products sold to HP as long as the Services Agreement remains in effect; and
4.	The Company agreed to place in an escrow account all drawings, product descriptions, software source code and other materials necessary to build products sold to HP.

HP declined to renew the Services Agreement on May 1, 2004 and all of the Company’s obligations under the Services Agreement terminated effective April 30, 2004. Accordingly, the Company has no further obligations under the product supply agreement or the Services Agreement to deliver products or services to HP.

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 3, 2005
Page Five

SAB Topic 13(A)(3)(f) addresses non-refundable deposits. In this case, the deposits were fully refundable if certain product shipment milestones were met. HP determined that it would not reach those product shipment milestones and chose to renegotiate the contract. All criteria for revenue recognition had occurred at the point the renegotiated contract had been executed. HP provided a non-cancelable purchase order for VCOM products to be purchased at normal market purchase price and the Company agreed to refund a portion of the refundable deposit and recorded the future refund as a current liability on our balance sheet. HP was not given any product pricing consideration due to its forfeiture of the refund.

Note 15. Loan to Officer

5.
Comment: We note that on October 31, 2002, you determined that it was probable that you would be unable to fully recover the balance of the $743,800 loan made to your retiring President and CEO in 1998. Supplementally, explain the facts and circumstances you considered in determining that reserve in the amount of $474,000 was necessary as of October 31, 2002. We further note that the officer repaid $362,800 of the loan during the fourth quarter of the fiscal year ended October 31, 2003 and the balance in November 2003. Considering that the full amount of the loan was repaid prior to issuing your fiscal 2003 financial statements, tell us how you determined to reverse only $235,000 of the loan reserve in fiscal 2003 and the remaining reserve amount in fiscal 2004. Additionally, tell us what consideration you gave to accounting for the uncollectibility of the loan as a capital transaction. In this regard, cite the authoritative literature relied upon in accounting for the valuation allowance.

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 3, 2005
Page Six

Response: On October 31, 2002, the Company determined that there was considerable doubt as to whether the President and CEO would be able to repay the full amount of $743,800 loan on its due date of December 14, 2003, in part as a result of the Company’s review of the officer’s personal financial statements as of a then-recent date. 141,114 shares of the Company’s common stock owned by the President and CEO secured the loan. On October 31, 2002, the per share market price of the Company’s common stock was $1.34 and had been trading below $1.00 for a considerable period of time during the previous six months. As a result, at that date, there was a considerable shortfall between the loan principal balance and the value of the collateral securing the loan. Based on the shortfall, less the after-tax value of the stock underlying the officer’s vested “in the money” Company stock options and other assets including 401(k) retirement plan assets owned by him, the Company determined that as of October 31, 2002 there was a $474,000 loan impairment.

In the fourth quarter of fiscal 2003 (ended October 31, 2003), the President and CEO began a program of exercising vesting Company stock options and selling Company common stock owned by him pursuant to a plan agreed upon by the Company and such officer, and using the proceeds to repay the loan. In October 2003, the Company received $362,800 in loan payments and in November 2003 the Company received an additional $142,000 in loan payments. The total of these payments, $504,800, came from proceeds from the sale of the stock owned by the President and CEO that was sold prior to October 31, 2003. The Company applied the proceeds to the loan, first to the unreserved principal balance and second to the reserved portion of the loan. As of October 31, 2003, after applying the $504,800 in loan payment proceeds received as of such date, the remaining loan balance was $239,000, all of which was reserved. The Company determined that because the stock sale transaction that provided the proceeds to pay the remaining loan balance ($239,000) occurred subsequent to year-end (October 31, 2003), the reversal of the remaining loan reserve ($239,000) should be recorded in the period that the final stock sale transaction occurred. The Company recorded the reversal of the loan reserve in the first quarter of fiscal 2004 (ended January 31, 2004) but noted the transaction and the effect on earnings in Footnote 15 to the October 31, 2003 financial statements.

Ms. Barbara Jacobs
Mr. Morgan Youngwood
Ms. Melissa Walsh
June 3, 2005
Page Seven

The Company considered treating the uncollectibility of the loan as a capital transaction but determined that it was most appropriate to record the loan reserve as an expense in the general and administrative expense section of the income statement because the loan was granted to the President and CEO to exercise stock options that were granted as part of his compensation package related to ongoing services to the Company. While the loan was recourse to the stock granted to the CEO, the price of the stock was such that the Company could not collect all amounts owed. The Company considered this write-down of the loan to be compensation in line with the concepts under APB 25.

In response to the Staff’s request, the Company acknowledges that:

A.	it is responsible for the adequacy and accuracy of the disclosure in its filings;

B.
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

C.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (415) 693-2054 or Chrystal Jensen at (415) 693-2235 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Jodie M. Bourdet

cc:	Daniel Grey, SBE, Inc. David Brunton, SBE, Inc. Lee Duran, BDO Seidman LLP Chrystal Jensen, Cooley Godward LLP